Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation

Appleton Papers Inc.	Delaware
Appleton Papers Canada Ltd.	Canada
Appleton Papers de Mexico SA de CV	Mexico
C&H Packaging Company, Inc.	Wisconsin
American Plastics Company, Inc.	Wisconsin
Rose Holdings Limited	United Kingdom
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin
New England Extrusion Inc.	Wisconsin